SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                                   VoIP, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  60037J 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven Ivester
                         12330 SW 53rd Street, Suite 712
                            Ft. Lauderdale, FL 33330
                                  (954)434-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications) -


                                December 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Steven Ivester
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    11,625,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,625,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,625,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     49.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                          Filed Pursuant to Rule 13d-2

                             INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, $.001 par value (the "Shares"), of VoIP, INC., a Texas Corporation (the "Issuer") filed by Steven Ivester (the "Reporting Person"), as amended prior to the date hereof, is hereby amended and supplemented as follows pursuant to this Amendment No. 1:

________________________________________________________________________________
Item 1.  Security and Issuer.

         NOT AMENDED
________________________________________________________________________________
Item 2.  Identity and Background.

         NOT AMENDED
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         NOT APPLICABLE
________________________________________________________________________________
Item 4. Purpose of Transaction.

         The response to Item 4 is hereby supplemented by adding the following additional paragraph:

         The Reporting Person disposed of shares in the transaction described in
Item 5 of this Amendment No. 1 in order to donate a block of his shares to family and friends in gift transactions. The Reporting Person does not presently have any other plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D; however, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of Shares which he beneficially owns through privately negotiated transactions, in the open market, disposition by gift or otherwise.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         As of the filing of this Amendment No. 1, the Reporting Person beneficially owned an aggregate of 11,625,000 Shares, representing approximately 49.3% of the 23,564,000 Shares outstanding on December 1, 2004.

         On December 7, 2004, the reporting person transferred 875,000 shares to 17 friends and family members in gift transactions for no consideration.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NOT AMENDED
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         NOT AMENDED
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 8, 2004                                      /s/  Steven Ivester
                                                             -------------------
                                                             Steven Ivester